Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	Confidential

January 22, 2024
Re:	Amer Sports, Inc. Registration Statement on Form F-1 Filed January 4, 2024 CIK No. 0001988894

Bradley Ecker, Jay Ingram
SiSi Cheng, Andrew Blume
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Cheng and Mr. Blume:

On behalf of our client, Amer Sports, Inc., a Cayman Islands exempted company with limited liability (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1, as filed with the Commission on January 4, 2024 (the “Registration Statement”) contained in the Staff’s letter dated January 18, 2024 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement (the “Revised Registration Statement”) and is filing it together with this response letter. The Revised Registration Statement also contains certain additional updates and revisions.

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Revised Registration Statement.

Registration Statement on Form F-1 filed January 4, 2024

Index to Consolidated Financial Statements, page F-1

1.	Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2 to Item 8.A.4, file the necessary representations as an exhibit to the registration statement

Response:      In response to the Staff’s comment, the Company has filed its application for waiver and representation under Form 20-F, Instruction 2 to Item 8.A.4 as Exhibit 99.10 to its Revised Registration Statement.

Should any questions arise, please do not hesitate to contact me at (212) 450-4111 (tel) or michael.kaplan@davispolk.com, or Roshni Banker Cariello at (212) 450-4421 (tel) or roshni.cariello@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:

Roshni Banker Cariello, Davis Polk & Wardwell LLP
Andrew Page, Chief Financial Officer, Amer Sports, Inc.

January 22, 2024	2